
05007038

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Strategic Technologies, Inc

*CURRENT ADDRESS Bldg A, Unit 102
17802 66th Ave
Surrey, B.C. Canada V3S 7X1

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

FILE NO. 82- 1548 FISCAL YEAR 9/30/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 4/5/05

File # 82-1548
Exemption # 12g3-2(b)

For the Fiscal Year ending September 30, 2001

ARLS
9-30-01

- Material Change Report
- Third Quarter Report
- 2001 Annual Report
- Notice of Annual General Meeting
- Information Circular
- Proxy
- Return Card

STRATEGIC Technologies Inc.

BC FORM 53-901F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)

Item 1 **Reporting Issuer**

STRATEGIC TECHNOLOGIES INC.
Bldg, A, Unit 102, 17802 – 66th Avenue
Surrey, B.C. Canada V3S 7X1

(the "Company")

Telephone: (604) 576-8658

Item 2. **Date of Material Change**

February 1, 2001; March 21, 2001; June 29, 2001; September 15, 2001; October 20, 2001

Item 3. **Press Release**

February 1, 2001; March 21, 2001; July 6, 2001; September 28, 2001; October 23, 2001

Item 4. **Summary of Material Change**

On February 1, 2001, the Company and Bell Resources Corp. ("Bell"), announced that the Company and Bell (the "Companies") were, subject to amendments to Bell's interim funding requirements, moving forward with the merger of the two Companies announced on September 25th, 2000 despite delays in completing the related interim funding. The parties also amended their merger agreement to extend the closing date on their proposed merger to May 31, 2001.

On March 21, 2001, the Company and Bell announced that the Companies had again amended the terms of the merger agreement between the two companies. The merger agreement now reflected revisions to the financing of the merger and the issuance of an additional 223,000 Bell shares to address the previously announced but amended acquisition by the Company of Capstone Technologies Inc., which is involved in proprietary voice monitoring equipment and programming.

On July 6, 2001, the Company and Bell reported that each of them received overwhelming support from their respective shareholders, who voted over 99 per cent (of the shares at the meeting) in favour of a proposed merger between the Company and Bell. The Company's Extraordinary General Meeting ("EGM") was held on Friday, June 29, 2001. An order of the British Columbia Supreme Court approving the merger agreement to effect the merger was granted on July 5, 2001.

On September 28, 2001, the Company announced that Bell did not meet its September 15th, 2001 $200,000 interim funding obligation which was a condition of closing the proposed merger. Bell was working towards curing the default within the 30 day period provided for in the merger agreement. A failure by Bell to cure this default within the 30 day period would likely result in the termination of the proposed merger between the Company and Bell.

On October 23, 2001, the Company reported that the Company and Bell have terminated their intended merger due to Bell's inability to meet the interim funding requirements under the merger agreement.

Item 5. **Full Description of Material Change**

See attached press releases dated February 1, 2001, March 21, 2001, July 6, 2001, September 28, 2001 and October 23, 2001

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Douglas H. Blakeway
President and Chief Executive Officer
1233-231st Street, Langley, B.C. V2Z 2X1

Telephone: (604) 576 - 8658

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 21, 2001	*(signed) D.H. Blakeway*
Date	Signature
	Douglas H. Blakeway
	Name
	President and Chief Executive Officer
	Position
	Vancouver, British Columbia
	Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

Press Release



FOR IMMEDIATE RELEASE

STRATEGIC TECHNOLOGIES AND BELL RESOURCES CONTINUE MERGER PROCESS

Vancouver, British Columbia, February 1st, 2001: Douglas H. Blakeway, President and CEO of Strategic Technologies Inc. (***CDNX: STI***) and Peter Dasler, President and CEO of Bell Resources Corp. (***CDNX:BL***) announce that Strategic and Bell (the "Companies") are moving forward with the merger of the two Companies, announced on September 25th, 2000 despite delays in completing the related–interim funding.

The original merger terms required an interim equity financing to Strategic of not less than $2.5 million prior to closing of the merger. The Companies have amended the interim funding conditions in the Letter of Intent to require staged payments by Bell totaling $600,000 by March 31st, 2001, in addition to the $200,000 advanced to date. As a consequence closing of the merger date has been extended to May 31st, 2001.

Strategic is continuing to operate its business of providing proprietary monitoring and surveillance equipment to the corrections market, and since the initial merger announcements has taken steps to initiate the manufacture of its new line of monitoring devices. Bell is currently raising funds pursuant to a private placement offering memorandum to complete the merger, in order to provide significant funding for Strategic's business development in the short term.

Strategic is **ISO 9001 accredited** and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people.

- ### -

Contact: ***Strategic** Corporate Office* (604) 576-8658 Fax (604) 576-0435
e-mail: exec@strategic-tech.com
Bell Corporate Office (604) 899-0881 Fax (604) 899-0711
e-mail: info@bellresources.com

E:\newsrel\nr010201.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - ***STI***
Tier Classification - ***Tier 1***

News Release



FOR IMMEDIATE RELEASE

Merger And Brokered Private Placement Amended

Vancouver, British Columbia, March 21, 2001: Douglas H. Blakeway, President and CEO of Strategic Technologies Inc. (CDNX: STI) announces that Bell Resources Corp. and Strategic (the "Companies") have amended the terms of the merger of the two companies. The agreement now reflects revisions to the financing of the merger and the issuance of an additional 223,000 Bell shares to reflect the previously announced but amended acquisition by Strategic of Capstone Technologies Inc., which is involved in proprietary voice monitoring equipment and programming.

To facilitate the transaction, Bell today announced that it has amended the financing agreement announced February 12, 2001 with Yorkton Securities Inc. ("Yorkton") for a best efforts brokered private placement (the "Offering"). The Offering will now consist of up to 3,333,333 Convertible Notes at $0.60 per Convertible Note which, on closing of the merger, are convertible into units of Bell. Each unit will consist of one common share and one-half of a share purchase warrant, two of such warrants entitling the holder thereof to purchase an additional common share at a price of $0.75 per share during the first year following closing of the merger (the "Units"). If the merger does not close by December 31, 2001, the Convertible Notes will not be convertible into Units but rather, Bell will assign to the holders of the Convertible Notes a pro-rata amount of the debt Strategic owes to Bell as a result of advances to Strategic pending closing of the merger (the "Strategic Debt"). If the Strategic Debt is not repaid within 120 days of termination of the merger it becomes convertible in units of Strategic at $0.26 per unit, each unit consisting of a common share of Strategic and a two year purchase warrant to acquire a further share of Strategic exercisable at $0.26 (the "Strategic Units"). Yorkton will receive a commission of 7.5% of the gross proceeds of the Offering plus an option (the "Agent's Option") to purchase that number of units equal to 15% of the number of Convertible Notes sold, exercisable for 12 months from closing of the merger (the "Agent's Units"). The Agent's Units will have the same terms as the Units. If the merger does not close by December 31, 2001, the Agent's Option will convert to an option to purchase Strategic Units.

The Offering supersedes the previously announced 2,000,000 unit private offering announced in February 2001 of which Bell has accepted a subscription for and will close on 150,000 units, subject to CDNX approval.

The original merger terms required an interim equity financing to Strategic of not less than $2.5 million prior to closing of the merger. The Companies have amended the funding conditions to require, in addition to the $300,000 advanced by Bell to date, a further $500,000 payment by Bell to be made upon shareholders of Strategic holding a minimum of 40% of the outstanding shares of Strategic entering into a lock-up agreement pursuant to which such shareholders will vote in favour of the proposed merger. In addition Bell is required to have a minimum of $700,000 net of liabilities immediately prior to closing of the merger. Bell has also agreed to a post closing covenant to raise an additional $1 million within 6 months of closing which is to be used exclusively to fund Strategic's operations, failing which Bell will distribute a further 2.0 million shares to those shareholders who were Strategic shareholders as of the record date to be set for closing of the merger (the "Strategic Shareholders"). The additional $1 million is to be raised by issuing shares within the previously agreed maximum fully diluted Bell share capital of 22 million shares, otherwise the Strategic Shareholders are to receive, pro-rata, additional shares to reflect the additional share capital of Bell then outstanding.

The Company will use proceeds from the offering for the merger with Strategic Technologies Inc. ("Strategic") and its business development in the short term. Strategic is ISO 9001 accredited and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people. Strategic provides proprietary monitoring and surveillance equipment to the corrections market, and since the initial merger announcements with Bell has taken steps to initiate the manufacture of its new line of monitoring devices.

In addition to the merger amendments, Bell has now appointed Gordon Fretwell, LLB as Corporate Secretary, replacing Michael Rempel LLB of Calgary. Mr Rempel has been of great assistance to the Company in the past and the change reflects the Company's increased focus in the Vancouver market.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Douglas H. Blakeway, President and CEO

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new products and technological changes, intellectual property rights and other risks.

- ### -

Contact: ***Strategic*** *Corporate Office* (604) 576-8658 Fax (604) 576-0435
e-mail: exec@strategic-tech.com
Bell Corporate Office (604) 899-0881 Fax (604) 899-0711
e-mail: info@bellresources.com

E:\newsrel\nr010321.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

Strategic / Bell Receive Shareholder Approval

Vancouver, British Columbia, July 6, 2001: Douglas H. Blakeway, President and CEO of Strategic Technologies Inc. (***CDNX: STI***) and Peter Dasler, President and CEO of Bell Resources Corp. (***CNDX: BL***) report that they are very pleased with the overwhelming support from Strategic and Bell Shareholders, who voted over 99 per cent (of the shares at the meeting) in favour of a proposed merger with Bell Resources Corp. (Bell). The Company's Extraordinary General Meeting (EGM) was held on Friday, June 29, 2001.

Mr. Blakeway said the EGM was a crucial step in the process of closing the merger. "We are very pleased to have received this strong support from Strategic and Bell Shareholders. The new Company, ***Bell Technologies Inc.*** will be a dynamic company with excellent future growth prospects and the potential to create outstanding shareholder value." Commenting on the developments, Mr. Dasler stated, "The securing of Strategic and Bell Shareholder approval demonstrates our continued progress in forging this exciting business combination."

An order of the British Columbia Supreme Court approving the Plan of Arrangement to effect the merger was granted on July 5, 2001. The transaction remains subject to final Canadian Venture Exchange approval and certain funding conditions by Bell. The anticipated effective date for the transaction is July 31, 2001, at which time the newly named company, Bell Technologies Inc. will commence trading on the Canadian Venture Exchange.

Strategic is ISO 9001 accredited and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Douglas H. Blakeway, President and CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new products and technological changes, intellectual property rights and other risks.

- ### -

Contact: ***Strategic** Corporate Office* (604) 576-8658 Fax (604) 576-0435
e-mail: exec@strategic-tech.com
Bell Corporate Office (604) 899-0881 Fax (604) 899-0711
e-mail: info@bellresources.com

E:\newsrel\nr010706.doc

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

Merger Status

Vancouver, British Columbia, September 28, 2001: Douglas H. Blakeway, President and CEO of Strategic Technologies Inc. (***CDNX: STI***) advises that Bell Resources Corp. (***CNDX: BL***) did not meet its September 15th, 2001 $200,000 interim funding obligation which is a condition of closing the proposed merger. Bell is working towards curing the default within the 30 day period in the Arrangement Agreement.

Strategic is ISO 9001 accredited and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Douglas H. Blakeway, President and CEO

- ### -

Contact: ***Strategic** Corporate Office* (604) 576-8658 Fax (604) 576-0435
e-mail: exec@strategic-tech.com

Strategic Technologies Inc.
Unit 102, 17802 - 66th Avenue
Surrey, B.C. Canada V3S 7X1

CDNX: - *STI*
*Tier Classification - **Tier 1***

News Release



FOR IMMEDIATE RELEASE

TERMINATION OF STRATEGIC TECHNOLOGIES AND BELL RESOURCES MERGER

Vancouver, British Columbia, October 23, 2001: Douglas Blakeway, President, CEO and Director of Strategic Technologies Inc. ("Strategic") reports that Strategic and Bell Resources Corp. ("Bell") have terminated their intended merger.

Bell has advanced $800,000 to Strategic in partial satisfaction of the $1.2 million interim funding commitment. However, due to an overall decline in the markets, Bell was unable to meet the remaining funding obligations as they came due.

To secure the $800,000 advanced, Strategic issued secured convertible notes to Bell which in turn have been pledged by Bell to investors who purchased certain Bell securities. The convertible notes bear interest at the Bank of Montreal prime lending rate plus 2%.

The convertible notes and accumulated interest are due on demand any time after 120 days have passed from the date of this announcement but remain convertible for two years thereafter.

Each convertible note carries an option that allows the holder to convert the principle of convertible note into Strategic units at a price of $0.26 per unit for a period of two years from the date of this announcement. Each unit consists of one Strategic common share and one share purchase warrant that entitles the holder to acquire another Strategic common share at a price of $0.26 for a period of two years from the date of issuance of the warrant. Interest on the convertible notes may be converted into units at the lowest permitted price under the policies of the Canadian Venture Exchange (the "CDNX") at the time of the election to convert.

Strategic is ISO 9001 accredited and manufactures radio frequency identification devices (RFID), a wireless local loop technology that is used in security, tracking and recording of information related to assets and people.

On Behalf of the Board of Directors of
STRATEGIC Technologies Inc.

Douglas H. Blakeway, President and.CEO

Forward-looking statements in this release are made pursuant to the 'safe harbor' provisions of the Private Securities Litigation Reform act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, continued acceptance of the company's products, competition, new items and technological changes, intellectual property rights and other risks. Investors are cautioned that any such statements are not guarantees for future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com or contact the Company at 604.576.8658.

- ### -

Contact: ***Strategic*** *Corporate Office* 604.576.8658 Fax 604.576.0435
e-mail: exec@strategic-tech.com

E:\newsrel\nr011023.doc



Third Quarter Report

Ending June 30th, 2001



STRATEGIC Technologies Inc.

Management Discussion & Analysis

Strategic Technologies Inc. is incorporated under the laws of British Columbia. The Company's core business is the manufacture and rental of electronic curfew monitoring systems used in the Corrections marketplace. It also manufactures and sells, through its subsidiary company Tactical Technologies Inc., sophisticated surveillance equipment to the Law Enforcement Community. The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Strategic Monitoring Services, Inc. and Tactical Technologies Inc.

Revenues include the gross amount billed to customers for recurring rentals, sales of products and related services. Cost of sales include direct expenses related to the manufacture of products and monitoring services provided.

Total consolidated revenues for the third quarter ended June 30,2001 increased to $1,802,549 ($4,462,629 for the nine months) from $1,580,881 ($4,639,894 for the nine months) for the same period last year. The increase in revenues relates to a increase in rentals during the quarter of 30% to $840,302 and an increase in product sales of 3% to $962,247.

The Company has achieved a technical solution to the principal problems experienced by the Platinum Plus equipment. In January, 2001 , it started shipping new transmitters to overcome the majority of the difficulties being experienced by customers. This has resulted in increases in the number of units being monitored on a daily basis resulting in increasing revenues. The Company is continuing with the installation of its "Renaissance" software at more independent sites.

Strategic remains committed to its focus on annuity based rental contracts. With this rental approach, the Company is better positioned to meet the needs of customers with capital budgetary constraints, while ensuring the equipment is in optimum operating condition. The modular design of Strategic equipment keeps upgrading costs to a minimum while ensuring that our customers are using the latest available technology.

Total gross profit for the third quarter was 54% (56% for the nine months) of revenue as compared to 56% (57% for the nine months) in the prior year. Gross profit was $964,005 ($2,498,083 for the nine months) as compared to $884,005 ($2,649,532 for the nine months) in the prior year's comparable periods. The reduction in gross profit reflects product mix changes associated with Tactical's product sales and lower absorption of production costs during the periods.

Operating expenses, excluding depreciation, increased 10% to $934,093 in the third quarter (decreased 5% to $2,497,175 for the nine months) from $847,497 and $2,619,036 in the respective periods in 2000. The decrease results from the cost reductions implemented in February, 2000 to reduce cash outlays. A portion of the cost reductions have been offset by increased interest, and bad debt provisions. The Company continues to monitor its expenses closely in relation to anticipated revenues in fiscal 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter increased $8,825 to $103,257 and increased $25,301 to $189,457 for the nine months as compared to the comparable periods in the prior year. Net loss for the third quarter was $171,769 and $0.02 per share ($599,631 and $0.08 for the nine months) compared to a net loss of $175,679 and $0.02 per share ($499,458 and $0.08 per share) in the same periods in fiscal 2000.

For fiscal 2001, the Company has increased the depreciation rate on its monitoring equipment to 20% straight-line from 16.67% in fiscal 2000. This change increased depreciation by $90,868 and the net loss by $0.01 per share for the nine months. The new rate better reflects the expected life of monitoring units in the field.

Tactical Technologies Inc., a wholly owned subsidiary of Strategic, had sales in the third quarter of $953,236 ($2,027,505 for the nine months) compared to $600,889 ($1,771,256 for the nine months) in the prior year. Net income was $12,037 in the 2001 third quarter (loss of $177,812 for the nine months) compared to a loss of $6,482 ($115,671 for the nine months) in 2000. Tactical ended the third quarter with an order backlog for equipment of approximately $540,000.

The Company is not in compliance with its conditions of credit at June 30, 2001. However, the Company's bankers have indicated they do not have any current intention to enforce strict compliance. The Company's proposed merger with Bell Resources Corp. remains subject to Bell meeting its interim financing requirement which were in arrears at June 30th but which were brought current as of the date of filing hereof. Completion of the merger remains subject to Bell's securing additional financing and accordingly there is no certainty of completion as of the date hereof.

Keeping pace with current technology, Strategic has made corporate and product information available on the Internet under our world wide web site **http://www.strategic-tech.com.** Interested parties are welcome to access this information or contact the Company through our Internet e-mail address: **strategic@strategic-tech.com**.

Strategic's corporate philosophy is to implement strategies that strengthen the company's technological and service performance. The combination of manufacturing reliable and technologically advanced supervision systems, providing first-class service, and our forward planning is ensuring Strategic will achieve leadership in the electronic curfew monitoring marketplace.



President & CEO
August 23, 2001

STRATEGIC Technologies Inc.

Consolidated Balance Sheets
(PREPARED BY MANAGEMENT, UNAUDITED)

AS AT JUNE 30	2001	2000
	$	$
ASSETS		
Current		
Cash	**214,958**	250,034
Accounts receivable	**1,015,600**	1,239,717
Inventory	**973,377**	1,051,867
Prepaids and deposits	**83,587**	94,946
	2,287,522	2,636,564
Property & equipment (Note 3)	**2,643,152**	2,853,628
Other assets (Note 4)	**85,393**	76,506
	5,016,067	5,566,698
LIABILITIES		
Current		
Bank indebtedness (Note 5)	**737,509**	804,068
Accounts payable	**851,225**	841,909
Customer deposits	**128,637**	182,948
Convertible note (Note 6)	**320,000**	-
Loans payable (Note 8)	**1,448,331**	1,541,948
	3,485,702	3,370,873
SHAREHOLDERS EQUITY		
Share capital (Note 9)	**11,039,548**	11,039,548
Convertible note - (Note 6)	**180,000**	-
Foreign currency translation	**16,899**	7,127
Deficit	**(9,706,082)**	(8,850,850)
	1,530,365	2,195,825
	5,016,067	5,566,698

Continuing Operations (Note 1)
Commitments (Note 11)
Subsequent Events (Note 13)

Segment Information - Third Quarter		
Revenues - Electronic Monitoring	**1,217,846**	1,359,491
Inter-segment	**366,703**	379,499
Net Revenue - Electronic Monitoring	**851,143**	979,992
Revenues - Law Enforcement	**951,406**	600,889
Net Income (Loss)		
Electronic Monitoring	**(183,805)**	(169,197)
Law Enforcement	**12,037**	(6,482)
Capital Expenditures		
Electronic Monitoring	**152,630**	98,132
Law Enforcement	**1,090**	-

Corporate Office:
STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone: (604) 576-8658
Facsimile: (604) 576-0436
Website: http://www.strategic-tech.com
eMail: strategic@strategic-tech.com

Wholly owned subsidiaries
STRATEGIC Monitoring Services, Inc.
PO Box 3488
Blaine, WA 98231-3488

Tactical Technologies Inc.
1701 Second Avenue
Folsom, PA 19033

Legal Counsel & Records Office
Lang Michener Lawerence & Shaw
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

Registrar and Transfer Agent
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay, BA, CA

BANKERS
The Toronto Dominion Bank
Commercial Banking
10435 King George VI Hwy
Surrey, British Columbia V3T 4X1

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI
In the USA, Sec. 12g , exemption file #82-1548

Share Capital at June 30, 2001
The authorized capital is 25,000,000 NPV shares. Issued and outstanding 7,180,441 NPV shares (fully diluted 8,055,441 if shares to be issued to acquire Capstone Technologies Inc. are included).

Consolidated Statements of Earnings

(PREPARED BY MANAGEMENT, UNAUDITED) PERIODS ENDED JUNE 30	THREE MONTHS 2001 $	2000 $	NINE MONTHS 2001 $	2000 $
Revenues				
Rental	**840,302**	648,424	**2,410,244**	1,882,252
Product sales and other	**962,247**	932,457	**2,052,385**	2,757,642
	1,802,549	1,580,881	**4,462,629**	4,639,894
Cost of Sales				
Labour and benefits	**196,256**	187,265	**578,379**	839,124
Material	**491,885**	255,307	**926,924**	938,591
Remote monitoring	**211,131**	288,665	**588,394**	642,953
Freight, brokerage and duty	**30,964**	36,965	**111,361**	142,492
Depreciation - manufacturing	**1,844**	714	**5,327**	(9,925)
	932,080	768,916	**2,210,385**	2,553,235
Less: Units capitalized	**39,294**	79,850	**160,318**	550,591
Less: Change in inventory	**54,242**	(7,810)	**85,521**	12,282
	838,544	696,876	**1,964,546**	1,990,362
Gross profit	**964,005**	884,005	**2,498,083**	2,649,532
Expenses				
Advertising and promotion	**14,520**	7,895	**31,035**	43,808
Bad debts	**49,343**	37,898	**116,481**	63,431
Equipment maintenance	**7,450**	9,610	**21,957**	26,075
General, transfer & filing fees	**11,368**	12,814	**31,110**	41,630
Insurance	**11,608**	12,903	**32,925**	36,523
Interest and bank charges	**71,501**	57,210	**183,222**	143,585
Management fees	**123,078**	121,797	**367,898**	364,675
Marketing	**282,821**	263,653	**729,252**	829,333
Office supplies	**24,570**	15,591	**55,088**	65,891
Premises costs	**31,853**	31,166	**99,508**	95,069
Professional fees	**18,925**	32,092	**82,352**	98,392
Telephone	**21,205**	21,496	**56,496**	63,101
Travel	**58,226**	55,021	**151,018**	172,656
Vehicle	**6,152**	6,110	**20,867**	16,357
Wages and benefits	**66,317**	72,676	**202,144**	224,622
Research and development	**101,621**	97,226	**298,523**	309,729
Foreign exchange (gain) loss	**21,106**	(9,756)	**(12,998)**	(1,243)
Loss on equipment disposal	**12,429**	2,095	30,297	25,402
	934,093	847,497	**2,497,175**	2,619,036
Income (Loss) before following	**29,912**	36,508	**908**	30,496
Depreciation and amortization	**201,681**	212,187	**600,372**	626,476
Income taxes	**-**	-	**167**	3,478
Net Income (Loss)	**(171,769)**	(175,679)	**(599,631)**	(599,458)
Net Income (loss) per Share	**($0.02)**	($0.02)	**($0.08)**	($0.08)
EBITDA per Share	**$0.01**	$0.01	**$0.03**	$0.02

Consolidated Statements of Cash Flows

(PREPARED BY MANAGEMENT, UNAUDITED)	THREE MONTHS		NINE MONTHS	
PERIODS ENDED JUNE 30	**2001**	2000	**2001**	2000
	$	$	**$**	$
Cash flows, operating activities				
Net income (loss)	**(171,769)**	(175,679)	**(599,631)**	(599,458)
Adjustments for:				
Depreciation and amortization	**203,525**	212,901	**605,699**	616,551
Loss on equipment disposal	**12,429**	2,095	**30,297**	25,402
Foreign exchange gain	**(9,431)**	1,854	**(7,137)**	1,393
CSV increase, life insurance	**(972)**	(1,110)	**(5,652)**	(5,854)
	205,551	215,740	**623,207**	637,492
Changes in non-cash working capital				
Decrease in accounts receivable	**(65,127)**	(24,640)	**14,062**	120,594
Increase in inventories	**(56,187)**	18,728	**(142,181)**	(15,132)
Decrease in prepaids	**(24,312)**	(13,681)	**(16,637)**	19,320
Increase in accounts payable	**246,406**	80,838	**8,974**	183,349
Increase in customer deposits	**(113)**	(58,205)	**(15,969)**	100,105
	100,667	3,040	**(151,751)**	408,236
Cash flows, operating activities	**134,449**	43,101	**(128,175)**	446,270
Cash flows, investing activities				
Proceeds from asset disposals	**(11,390)**	6,629	**(28,298)**	15,608
Equipment acquisitions	**(153,720)**	(98,132)	**(304,686)**	(589,296)
Cash flows, investing activities	**(165,110)**	(91,503)	**(332,984)**	(573,688)
Cash flows, financing activities				
Proceeds from loans payable	**200,000**	293,352	**425,000**	590,182
Repayment of loans payable	**(23,543)**	-	**(70,331)**	-
Cash flows, financing activities	**176,457**	293,352	**354,669**	590,182
Net increase in cash resources	**145,796**	244,950	**(106,490)**	462,764
Effect of exchange rate changes on cash	**13,794**	(6,398)	**(19,784)**	(4,525)
Bank Indebtedness, Beginning	**(682,141)**	(792,586)	**(396,277)**	(1,012,273)
Bank Indebtedness, Ending	**(522,551)**	(554,034)	**(522,551)**	(554,034)
Bank indebtedness is comprised of the following:				
Cash	**214,958**	250,034	**214,958**	250,034
Bank indebtedness	**(737,509)**	(804,068)	**(737,509)**	(804,068)
	(522,551)	(554,034)	**(522,551)**	(554,034)
Supplementary Cash Flow Disclosure				
Interest paid	**40,967**	46,847	**140,771**	125,257
Income taxes paid	**-**	-	**167**	3,478

Notes to the Consolidated Financial Statements
Periods ended June 30, 2001 and 2000

1. CONTINUING OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred losses in 2001 and 2000, has a working capital deficiency and is not in compliance with financial covenants as set out in the Special Revolving Line of Credit and has not made the scheduled principal payments on the Western Economic Diversification Fund loan (Note 8). The breach of financial covenants on the Special Revolving Line of Credit is an event of default which provides the lender with the right to commence proceedings to realize on its security and appoint a receiver.

Continuation of operations is dependant upon the ability of the Company to achieve future profitable operations and to secure adequate additional financing. The Company has reached an agreement with Bell Resources to proceed with a business combination that would provide $2.5 million to the Company (Note 13(b)). The business combination has not been completed to date.

If the Company is unable to continue as a going concern it is likely that the assets will be realized at amounts significantly lower than the present carrying value and the Company may not be able to satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended September 30, 2000.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2000 as set out in the Company's Annual Report.

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	2001 $ Net Book Value	2000 $ Net Book Value
Rental monitoring units	5,331,504	3,074,648	2,256,856	2,551,095
Other rental support equipment	582,469	539,529	42,940	9,364
Manufacturing and office equipment	1,150,294	806,976	343,318	292,948
Leasehold improvements	75,986	75,948	38	221
	7,140,253	4,497,101	2,643,152	2,853,628

4. OTHER ASSETS

	Cost	Accumulated Amortization	2001 $ Net Book Value	2000 $ Net Book Value
Licenses	47,242	36,804	10,438	10,893
Cash surrender value, life insurance	74,955		74,955	65,613
	122,197	36,804	85,393	76,506

5. BANK INDEBTEDNESS

The Company has available an Operating Line of Credit of $700,000 with the Toronto Dominion Bank, due on demand and bearing interest at the bank lending prime rate plus 1.50%. The line of credit is secured by accounts receivable, assignment of fire insurance, assignment of a life insurance policy of $500,000 and a general security agreement over all assets.

6. CONVERTIBLE NOTE PAYABLE

During the period ended June 30, 2001 the Company issued a convertible note payable for proceeds of $425,000 of aggregate proceeds of $500,000. The loan is convertible, in whole or in part prior to September 29, 2002, into common shares of the Company at a conversion price of $0.26 per share.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible note payable has been segregated into its debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a current liability. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholders' equity as Convertible note payable-equity component. These components have been measured at their fair values on the date the convertible note payable was originally issued.

The components of the convertible note payable were as follows:	2001 $	2000 $
Debt component	320,000	-
Equity component	180,000	-

Over the term of the debt obligation, the debt component will be accreted to the face value of the instrument by the recording of additional interest expense.

7. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2001 $	2000 $
Statutory tax rate	46%	46%
Recovery of income taxes at statutory rates	(196,817)	(193,338)
Effect of lower tax in foreign jurisdictions	34,293	33,624
Tax benefit not recognized in the period that the loss arose	162,524	159,714
Under provision of prior year	167	3,478
	167	3,478

The appropriate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2001 $	2000 $
Depreciation and amortization	2,443,284	2,060,672
Scientific Research & Expenditure credits	262,253	262,253
Operating loss carry forwards	1,374,809	1,892,816
	4,080,346	4,215,741
Less: valuation allowance	(4,080,346)	(4,215,741)
	-	-

At September 30, 2000 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
Canada	459,286	2001-2005
United States (2,014,433 United States dollars)	3,061,939	2010-2015

The adoption of the new guidelines for accounting for income taxes had no effect on the current or prior years financial position or results from operations.

8. LOANS PAYABLE

	2001 $	2000 $
Western Economic Diversification Fund		
Loan bearing interest at Bank of Canada prime lending rate plus 3%, due August, 2000.	106,664	100,281
Toronto Dominion Bank		
Special Revolving Line of Credit bearing interest at Bank prime lending rate plus 1.50%, due on demand. The Company is required to meet certain financial ratios and was in breach of the ratios at September 30, 2000.	1,150,000	1,150,000
$300,000 Demand Loan bearing interest at Bank prime lending rate plus 1.5%, repayable in equal monthly payments of $8,333 plus interest.	191,667	291,667
	1,448,331	1,541,948

The Toronto Dominion Bank loans are secured by a General Security Agreement and by the unlimited guarantees of wholly owned subsidiaries, Strategic Monitoring Services, Inc. and Tactical Technologies Inc.

9. CAPITAL STOCK

(a) Authorized: 25,000,000 common shares without par value.

(b) Issued common shares are as follows:

	2001 Number of shares	2001 $ Amount	2000 Number of shares	2000 $ Amount
Balance, beginning of year	7,180,441	11,069,991	7,180,441	11,069,991
Less: Treasury stock	(11,070)	(30,443)	(11,070)	(30,443)
	7,169,371	11,039,548	7,169,371	11,039,548

(c) Outstanding options are as follows:

Expiry Date	Optionee	Price	2001	2000
Expired	Employees/consultants	$1.15	-	253,150
Cancelled	Directors/Officers	$1.30	-	165,000
Cancelled	Directors/Officers	$1.15	-	310,000
Cancelled	Director	$1.15	-	35,000
			-	763,150

10. TRANSACTIONS WITH RELATED PARTIES

Management fees of $270,000 (2000 - $270,000), automobile and computer lease charges of $5,400 (2000 - $5,400) and interest of $1576 (2000 - $911) on short term financing were charged by companies controlled by individuals who are officers or directors of the Company.

As at June 30, 2001, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $99,329 (2000 - $60,188). A contract for management services provides for a termination payment of up to $840,000 if the contract is terminated by the Company upon certain defined events.

11. COMMITMENTS

The Company has entered into agreements to lease premises for various terms up to December 1, 2003. The amounts due consist of minimum rents plus realty taxes, maintenance, heat and certain other expenses. Minimum rents payable in the aggregate and for each of the next three fiscal years are as follows:

2001	44,355
2002	177,423
2003	29,571

12. FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include accounts receivable, bank indebtedness, accounts payable, customer deposits and loans payable. The fair value of accounts receivable, accounts payable, and customer deposits approximate their carrying value due to the short term to maturity. The fair value of the bank indebtedness and loans payable may be significantly impacted by the outcome of the contingency and uncertainty disclosed in Note 1. Due to the uncertainty as to the going concern of the Company, the fair value of the bank indebtedness and loans payable is not determinable.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks.

The Company does not have a significant exposure to any individual customer.

13. SUBSEQUENT EVENTS

(a) In 1999, the Company entered into an agreement to purchase all of the outstanding shares of Capstone Technologies Inc. The purchase agreement has been renewed and the purchase consideration provides for the issuance of 875,000 common shares of the Company. The acquisition is expected to close at the same time as the Bell Resources closing (see (b) below).

(b) The Company has entered into an Arrangement Agreement and a convertible loan agreement with Bell Resources Corporation. Under the terms of the Arrangement Agreement, Bell will acquire all outstanding shares of the Company on the basis of one Bell share for each 2.4 Strategic shares. As a condition of the transaction, Bell is committed to raise $2.5 million dollars of which an additional $.7 million dollars will be advanced to the Company for working capital purposes under the convertible loan agreement.

14. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

STRATEGIC Technologies Inc.

2001
Annual Report


STRATEGIC

STRATEGIC
Technologies Inc.

Report to our Shareholders

Strategic that has spent the last ten years developing innovative proprietary *Wireless Local Loop Solutions* for tracking assets and people. Entering fiscal 2002, Strategic continues to specialize in the development and commercialization of products and monitoring services; incorporating sophisticated radio frequency communications technology to relate critical information without the use of wires. These advanced proprietary technologies are marketed worldwide with an initial emphasis on the United States.

During the past year, companies that were contracted to provide engineering and monitoring services failed to meet our expectations for technology and service, causing disappointment with our customers and as a result a decline in revenues and growth. Although well tested prior to introduction into the marketplace, performance characteristics of the Platinum Plus transmitter were unsatisfactory, resulting in an unstable product with short battery life. Late in our third quarter a solution was found and implemented that partially stabilized and extended the battery life. This is affording us the time required to design a new transmitter incorporating a complete technical solution for expected release in our second quarter of 2002.

The decrease in rentals in the 2000-2001 year resulted from the February 2000 closing of our Houston Monitoring Center and the contracting out of this service. Daily monitored units decreased as customers perceived service performance deficiencies, representing the loss of contributions to our recurring revenues. The closing however, did allow Strategic to complete the development of our proprietary Internet based Renaissance Monitoring Software platform, which is in keeping with our vision of providing sound solutions and value for the end user. In October 2001, Strategic opened its new virtual monitoring center in Huntsville Alabama featuring its Renaissance Software platform. The new monitoring center moves all previously contracted out monitoring activities in house; substantially reducing the cost historically associated with the services. The monitoring center is focused on customer service ensuring prompt, efficient and accurate data administration with an emphasis on professional and courteous service

On October 23, 2001, Strategic terminated the intended merger with Bell Resources Corporation. Bell advanced $800,000 to Strategic in partial satisfaction of the $1.5 million interim funding commitment, but was unable to meet the remaining funding obligations. Each convertible note carries an option that allows the holder to convert the principle of the convertible note into Strategic units at a price of $0.26 per unit for a period of two years from October 23, 2001. Each unit consists of one Strategic common share and one share purchase warrant that entitles the holder to acquire another Strategic common share at a price of $0.26 for a period of two years from the date of issuance of the warrant. Interest on the convertible notes may be converted into units at the lowest permitted price under the policies of the Canadian Venture Exchange (the "CDNX") at that time of the election to convert.

Tactical Technologies Inc.

Tactical Technologies Inc. designs, manufactures and provides electronic support equipment in the fields of surveillance and intelligence gathering to Law Enforcement agencies. Tactical's operations are located in Folsom, Pennsylvania. Tactical's principal products consist of covert body worn audio transmitters, repeaters and intelligence kits which include receivers with recording capabilities. Also included are agent alert alarm transmitters, specialty products such as custom built packages with alarms and motion sensors, GPS tracking equipment, and video surveillance packages. Development of new digital transmitters and frequency agile transmitters is ongoing, to meet the new Federal Communications Commission standards.

Tactical's overall financial results were near break even. A lower level of manufactured product decreased gross profit to 42% of sales compared to 47% in 2000 as Tactical sold less of its own product during the year. Revenues increased by 10% to $2,604,686 from $2,357,844 in 2000. Tactical ended the year with a $766,000 order backlog, the highest to date.

Capstone Technologies, Inc.

Strategic is completing the acquisition of Capstone Technologies, Inc., which is expected to complete in December, 2001. Capstone offers a biometric (statistical analysis of biological observations and phenomena) monitoring system called "The Warden" that uses voice recognition to identify adult and juvenile offenders on curfew monitoring. "The Warden" analyzes an offender's voice with its unique software algorithms to verify the offenders' identity and sobriety. "The Warden" system is designed as a multi functional system that not only verifies the offenders through their voice print but also uses digital tone multi frequency (DTMF) process to interact with the offender through a series of personal history questions asked to the offender during the monitoring process via random or scheduled telephone calls.

Capstone continued to add clients using "The Warden" in 2001 and efficiencies of operations were improved significantly when their monitoring service was consolidated with Strategic's newly opened monitoring center in Huntsville, Alabama.

The Marketplace

RFID (radio frequency identification) is a rapidly emerging wireless technology with broad applications in monitoring and processing information about products and people. RFID applications are having an increasingly important impact on our lives, in the area of wireless connectivity, security and tracking and reporting of information related to goods, vehicles and people.

The September 11th attack on America has added to the current economic downturn and rising unemployment and these events are associated with increasing criminal activity. Even during recent economic good times, the U.S. maintained 6.5 million adults under some form of correctional supervision, and the annual population in the corrections system continued to average over 7%. Prison overcrowding, the war against terrorism and heightened security concerns are pressing government agencies to seek out better cost efficient solutions. Strategic's primary market, offender curfew monitoring, is already experiencing 15% annual revenue growth. Demand for covert tracking, electronic surveillance and intelligence gathering equipment to law enforcement agencies is also accelerating; areas that Strategic and its subsidiaries have served for many years.

Looking Forward

As a result of Strategic's recent growth and determined focus on customer service, the national sales team has been strengthened and centralized from the Huntsville facility, providing closer client contact during the transition to the new monitoring center, as well as additional sales coverage. It is expected that as the centralizing process advances, further economies of scale will positively impact Strategic's bottom line. Independently monitored sites are being scheduled for upgrades to the new proprietary "Renaissance" software; a process that will continue until the transition is complete.

We are market focused and aggressive. Our management team and dedicated workforce remain committed to overcoming our challenges and to implement our growth strategy to provide value to stakeholders. Looking ahead, I am confident that innovation will continue to drive Strategic forward, and we are committed to searching out strategic relationships which will strengthen our company. New products are the lifeblood of any high-tech company, and Strategic is no exception. Strategic will be introducing new products based on our core technology that utilizes wireless local loop strategies in the second quarter of 2002.

I am looking forward to continuing to work with our employees, customers, suppliers and shareholders as we intensify our focus and accelerate our growth. While tangible evidence of progress may not be immediately apparent, discipline, determination and performance management should ensure the company returns to profitable growth. In conclusion, I would like to thank our staff and directors at Strategic for their unceasing commitment during a year of great challenges. We look forward to proceeding with confidence into the New Year and capturing the future as laid out before us.



D.H. Blakeway
President and Chief Executive Officer
December 12th, 2002

Management's Discussion & Analysis

General Overview

Strategic Technologies Inc. is incorporated under the laws of British Columbia. The Company's core business is the manufacture and rental of electronic curfew monitoring systems used in the Corrections marketplace. It also manufactures and sells sophisticated surveillance equipment to the Law Enforcement Community.

The consolidated financial statements include the results and financial position of Strategic Technologies Inc. and its wholly owned subsidiaries, Strategic Monitoring Services, Inc. and Tactical Technologies, Inc.

Revenues include the gross amount billed to customers for recurring rentals, sales of products and related services. Cost of sales includes direct expenses related to the manufacture of products and monitoring services provided.

Results of Operations

Revenues for the twelve months ended September 30, 2001 were $5,891,249, a 3% decrease from $6,053,725 for fiscal 2000. Rental revenues decreased 9% to $3,253,824 while product sales increased 6% to $2,637,425.

In December 2000 the Company achieved a technical solution to the principal problems experienced by the Platinum Plus equipment. These problems adversely affected contract renewals and the ability to attract new business. The Company had also curtailed marketing efforts and production because of the lack of funds to finance product improvements identified through extensive field tests. In January 2001 it started shipping new transmitters to customers to overcome the majority of the difficulties being experienced by customers. The Company has experienced an increase in the number of units earning daily rentals since that time. Product sales to law enforcement agencies increased as the Company received new orders for equipment compared to 2000. While the Company has experienced an overall decrease in revenues in 2001 as compared to 2000, the sales trend in rental revenues is upwards in the third and fourth quarters of 2001 as compared to the same periods in 2000. The Company intends to continue its longer term strategy of growing our business through technical innovations, performance and customer service with continued emphasis on rental revenues.

Gross profit for 2001 was $3,407,621 (58%), compared to $3,506,660 (58%) for 2000. The gross profit reflects increased sales product mix and absorption of production costs, particularly in the last two quarters as rental revenues have grown. The strategy to focus on annuity based rental contracts will improve gross margins as electronic curfew monitoring revenues grow. The Company continues its ongoing efforts to improve its manufacturing efficiencies and reduce production costs.

Expenses, excluding depreciation, decreased $96,437 to $3,360,467 in 2001 from $3,456,904 in 2000. Interest charges increased $69,149 to $265,213 reflecting increased borrowings by the Company, amortization of financing costs and the accretion of the convertible notes payable. Marketing costs decreased $90,536 as marketing staff was reduced in the first nine months of the year. In June and July 2001, the sales team was augmented by two new employees. The efforts of the restructured sales team increased rental revenues in the fourth quarter with additional new customers coming on stream in the first quarter of 2002. Strategic remains committed to controlling expenses within budgetary provisions.

Earnings before income taxes, interest and depreciation (EBITDA) were $312,367 and $0.04 per share in 2001 compared to $245,820 and $0.03 per share in the prior year. Net loss in 2001 was $788,611 and $0.11 per share. This compares to net loss of $855,060 and $0.12 per share in 2000. The Company changed the estimated life of its rental equipment in 2001 which increased the loss by $122,919. The 2001 net loss was $665,692 and $0.09 per share before this change.

Financial Position and Liquidity

Operating activities used cash in 2001 of $66,224 as compared to generating cash of $930,288 in 2000. Investment in equipment, largely related to the Platinum Plus product, and the opening of the Huntsville monitoring center was $607,873 in 2001 compared to $952,290 in 2000.

The working capital deficiency at September 30, 2001 was $1,599,230 compared to $1,041,774 in 2000, as current assets increased $64,447 to $2,242,821 and current liabilities increased $621,903 to $3,842,051.

Cash provided by financing activities was a net $727,583 compared to $143,842 in 2000. During 2001, the Company received proceeds from Bell Resources Corporation of $749,065 including interest accrued of $32,065. The Company incurred net financing costs of $32,297 of which $8,000 has been amortized in the current period. The Company, subsequent to the year end, terminated the arrangement agreement with Bell because of their inability to raise the funds called for in the agreement. The Company is in default on the loan covenants for its Special Revolving Line of Credit for $1,050,000 with the Toronto Dominion and the Western Economic Diversification Fund. As a result of its liquidity position, the Company is seeking to raise $780,000 by a private placement of 3,000,000 common shares at $0.26 with a warrant attached entitling the holder to purchase an additional common share at $0.26 within one year. The Company has not received any funds from the private placement to date.

At September 30, 2001, the Company has accumulated losses for income tax purposes in the United States aggregating approximately $4,084,800 which may be carried forward and used to reduce taxable income in future years. The potential benefits from these losses have not been recognized in the financial statements.

Shareholders' equity at September 30, 2001 was $1,223,969 compared to $1,971,640 at the end of fiscal 2000, including the equity component under the convertible note payable of $61,538 (2000 - $27,000).

Risk Management

In the normal course of business, Strategic Technologies Inc. is exposed to a number of risks that can affect its performance. Strategic is engaged in competitive markets and has several competitors for most of its products and services. The Company believes that its technology and products, operating structure and superior service differentiates it from its competitors. While the major current market for its products is the United States corrections industry, the Company's expansion into other global markets is reducing its dependence on any one industry.

The Company's operating results are reported in Canadian dollars. All of the Company's revenues and a portion of its expenses are generated or incurred in United States dollars. The exchange rate risk, on an annual basis, primarily reflects the impact of fluctuating exchange rates on the net difference between revenues and expenses.

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Strategic Technologies Inc.

We have audited the consolidated balance sheets of Strategic Technologies Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles, consistently applied.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
November 22, 2001

STRATEGIC Technologies Inc.
Consolidated Balance Sheets
September 30

	2001	2000
ASSETS	**$**	$
Current		
Cash and cash equivalents	**304,459**	277,056
Accounts receivable	**978,489**	1,014,763
Inventory	**888,845**	820,623
Prepaids and deposits	**71,028**	65,932
	2,242,821	2,178,374
Property and equipment (Note 3)	**2,705,986**	2,932,050
Other assets (Note 4)	**117,213**	81,364
	5,066,020	5,191,788
LIABILITIES		
Current		
Bank indebtedness (Note 5)	**769,209**	673,333
Accounts payable and accrued liabilities	**721,898**	836,906
Customer deposits and prepayments	**139,739**	143,247
Convertible notes payable - debt component (Note 6)	**785,604**	48,000
Loans payable (Note 8)	**1,425,601**	1,518,662
	3,842,051	3,220,148
SHAREHOLDERS' EQUITY		
Common stock (Note 9)	**11,039,548**	11,039,548
Convertible notes payable - equity component (Note 6)	**61,538**	27,000
Cumulative translation adjustment	**17,946**	11,544
Deficit	**(9,895,063)**	(9,106,452)
	1,223,969	1,971,640
	5,066,020	5,191,788

Continuing Operations (Note 1)
Commitments (Note 11)

On Behalf of the Board





Director

Director

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of
Operations and Deficit
Years ended September 30

	2001 $	2000 $
REVENUES		
Rental	**3,253,824**	3,571,849
Product sales and other	**2,637,425**	2,481,876
	5,891,249	6,053,725
COST OF SALES		
Labour	**637,479**	856,590
Material	**1,100,603**	780,095
Remote monitoring	**474,142**	585,295
Overhead	**271,404**	325,085
	2,483,628	2,547,065
GROSS PROFIT	**3,407,621**	3,506,660
EXPENSES		
Administrative	**1,033,483**	1,030,581
Foreign exchange gain	**(56,217)**	(16,108)
Loss on disposal of equipment	**4,348**	32,108
Management fees	**429,417**	426,850
Marketing	**1,064,782**	1,155,318
Interest, amortization of finance costs and bank charges	**265,213**	196,064
Research and development	**389,021**	400,100
Travel	**230,420**	231,991
	3,360,467	3,456,904
Income before depreciation	**47,154**	49,756
Depreciation - rental equipment	**755,014**	824,715
Depreciation and amortization - other	**80,584**	76,623
	835,598	901,338
Loss before income taxes	**(788,444)**	(851,582)
Income taxes	**167**	3,478
Net loss for the year	**(788,611)**	(855,060)
Deficit, Beginning of year	**(9,106,452)**	(8,251,392)
Deficit, End of year	**(9,895,063)**	(9,106,452)
Net loss per share	**($0.11)**	($0.12)
Weighted average number of common shares outstanding	**7,180,441**	7,180,441

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Consolidated Statements of
Cash Flows
Years ended September 30

	2001 $	2000 $
OPERATING ACTIVITIES		
Net loss	(788,611)	(855,060)
Adjustments for:		
Depreciation and amortization	835,598	901,338
Accretion of convertible debt and amortization of finance costs	23,077	-
Loss on disposal of equipment	4,348	32,108
Foreign exchange (gain) loss	(9,382)	2,920
Cash surrender value of life insurance	(8,524)	(8,744)
	56,506	72,562
Changes in non-cash working capital		
Decrease in accounts receivable	52,285	352,084
Decrease (increase) in inventories	(49,821)	221,792
Decrease (increase) in prepaids and deposits	(3,797)	48,774
Increase (decrease) in accounts payable and accrued liabilities	(121,388)	176,762
Increase (decrease) in customer deposits and prepayments	(8,009)	58,314
	(130,730)	857,726
Cash flows (used in) provided by operating activities	(74,224)	930,288
INVESTING ACTIVITIES		
Proceeds from disposal of property and equipment	6,703	9,426
Equipment acquisitions	(607,873)	(952,290)
Cash flows used in investing activities	(601,170)	(942,864)
FINANCING ACTIVITIES		
Proceeds from bank indebtedness	95,875	(498,054)
Proceeds from loans payable	6,940	599,430
Repayment of loans payable	(100,000)	(32,534)
Proceeds from convertible notes payable	757,065	75,000
Deferred financing costs of convertible notes payable	(32,297)	-
Cash flows provided by financing activities	727,583	143,842
Net increase in cash	52,189	131,266
Effect of exchange rate changes on cash	(24,786)	(13,325)
Cash and cash equivalents, beginning of year	277,056	159,115
Cash and cash equivalents, end of year	304,459	277,056
Supplementary Cash Flow Disclosure		
Interest paid	170,127	185,762
Income taxes paid	167	3,478

See Accompanying Notes to Consolidated Financial Statements

STRATEGIC Technologies Inc.
Notes to the Consolidated Financial Statements
Years ended September 30, 2001 and 2000

1. CONTINUING OPERATIONS

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The Company has incurred losses in 2001 and 2000, has a working capital deficiency and is not in compliance with financial covenants as set out in the Special Revolving Line of Credit and has not made the scheduled principal payments on the Western Economic Diversification Fund loan (Note 8). The breach of financial covenants on the Special Revolving Line of Credit is an event of default which provides the lender with the right to commence proceedings to realize on its security and to appoint a receiver.

Continuation of operations is dependant upon the ability of the Company to achieve future profitable operations and to secure adequate additional financing. A non-brokered private placement to raise $780,000 has been undertaken by the Company (Note 13(c)).

If the Company is unable to continue as a going concern it is likely that the assets will be realized at amounts significantly lower than the present carrying value and the Company may not be able to fully satisfy all its obligations to secured and unsecured creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company manufactures and distributes electronic curfew monitoring systems which monitors the curfew compliance of offenders who are in correctional systems in the U.S.A., Australia and Argentina. The Company also designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States, Canada and Eurasia.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after the elimination of inter-company transactions and balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but are not limited to, the accounting for doubtful accounts, depreciation and amortization, taxes and contingencies. Actual results could differ from these estimates.

Translation of Foreign Currency

Monetary assets and liabilities are translated using rates of exchange prevailing at the balance sheet date. Non-monetary items, as well as revenues and expenses are translated at historical rates. Any resulting gains or losses are included in income.

All the assets and liabilities of the self sustaining foreign subsidiary are translated at the year end rate of exchange, while revenues and expenses are translated at the average rate of exchange for the period. Gains and losses on translation are recorded in shareholders' equity on the consolidated balance sheet under the caption "cumulative translation adjustment".

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits in banks.

Inventory

Inventory of raw materials and finished goods is carried at the lower of cost, being actual landed cost, and net realizable value. Work in progress also includes labour at standard cost plus allocated manufacturing overhead.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are recorded on the following basis and at the following annual rates, except during the year of acquisition or disposal when one-half the annual rate is used:

Rental monitoring units	20% straight-line
Other rental support equipment	33 1/3% straight-line
Manufacturing and office equipment	20% declining balance
Leasehold improvements	20% straight-line

For fiscal 2001, the Company increased the depreciation rate on rental monitoring units to 20% from 16 2/3% in fiscal 2000. This change in the estimated life increased depreciation by $122,919 in 2001 and resulted in an increase to net loss of $122,919 and $0.02 per share.

Licenses

Licenses are carried at cost less accumulated amortization, and are amortized on a straight line basis over the expected period of benefit of ten years.

Convertible Notes Payable

Financial instruments include convertible notes payable. The Company estimates the fair value of its convertible notes payable using discounted cash flows assuming a borrowing rate equal to the Bank of Canada rate plus 2% (see Note 6)

Rental Revenue

The Company recognizes equipment rental and monitoring service revenues over the term of the applicable operating service agreements. Generally, the initial term of a given service agreement is defined as one year and is deemed to be renewed annually upon the expiration of each term.

Income Taxes

The future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These standards, also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Loss per Share

During the year, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants Section 3500, "Earnings per share". Under the new recommendation, the diluted net earnings (loss) per share are calculated based on the weighted average number of common share soutstanding during the year, plus the effects of dilutive common share equivalents such as issued options and warrants. This method requires that fully diluted net earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period of issue, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year. There is no effect on current or prior periods.

The dilutive effect of the convertible note payable has not been reflected as the market share price was below the conversion price of $0.26 per share and no warrants have been issued.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year.

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Depreciation	2001 $ Net Book Value	2000 $ Net Book Value
Rental monitoring units	5,578,553	3,256,453	2,322,100	2,636,934
Other rental support equipment	548,776	497,845	50,931	22,723
Manufacturing and office equipment	1,169,126	836,171	332,955	272,243
Leasehold improvements	2,495	2,495	-	150
	7,298,950	4,592,964	2,705,986	2,932,050

4. OTHER ASSETS

	Cost	Accumulated Amortization	2001 $ Net Book Value	2000 $ Net Book Value
Licenses	57,713	42,624	15,089	12,061
Deferred financing costs	32,297	8,000	24,297	-
Cash surrender value,life insurance	77,827	-	77,827	69,303
	167,837	50,624	117,213	81,364

5. BANK INDEBTEDNESS

The Company has available an Operating Line of Credit of $700,000 with the Toronto Dominion Bank, due on demand and bearing interest at the bank lending prime rate plus 1.5%. The line of credit is secured by accounts receivable, assignment of fire insurance, assignment of a life insurance policy of $500,000 and a general security agreement over all assets.

6. CONVERTIBLE NOTES PAYABLE

The Company has received $800,000 under convertible notes payable bearing interest at bank prime lending rate plus 2%. A general security interest by way of a floating charge subordinate to charges previously granted to its chartered bank and certain equipment vendors has been granted. The notes are convertible into Units of the Company at $0.26 each. Each unit is comprised of one common share and one common share purchase warrant permitting the holder to purchase an additional common share at $0.26 for a two year period expiring October 21, 2003. Interest may be converted into units at the lowest permitted issue price under the policies of the Canadian Venture Exchange. The notes payable shall be due and payable any time after 120 days from the date of demand (Note 13(b)).

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible note payable has been segregated into its debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a current liability. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholders' equity as "Convertible notes payable - equity component". These components have been measured at their fair values on the date the convertible notes payable were originally issued.

The components of the convertible notes payable were as follows:

	2001 $	2000 $
Debt component	793,604	48,000
Equity component	61,538	27,000

Over the term of the debt obligation, the debt component will be accreted to the face value of the instrument by the recording of additional interest expense. During the year ended September 30, 2001 the Company recorded accretion of $15,077.

7. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2001	2000
	$	$
Statutory tax rate	**45%**	46%
Recovery of income taxes at statutory rates	**(354,875)**	(391,728)
Effect of lower tax in foreign jurisdictions	**45,505**	41,909
Tax benefit not recognized in the period that the loss arose	**309,370**	349,819
Under provision of prior year	**167**	3,478
	167	3,478

The appropriate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

	2001	2000
	$	$
Depreciation and amortization	**2,617,133**	2,443,284
Scientific Research & Expenditure credits	**262,253**	262,253
Operating loss carry forwards	**1,470,527**	1,374,809
	4,349,913	4,080,346
Less: valuation allowance	**(4,349,913)**	(4,080,346)
	-	-

At September 30, 2001 the Company had the following loss carry forwards available for tax purposes:

	Amount	Expiry
	$	
Canada	-	
United States (2,687,400 United States dollars)	4,084,798	2010-2016

8. LOANS PAYABLE

	2001	2000
	$	$
Western Economic Diversification Fund		
Loan bearing interest at Bank of Canada prime lending rate plus 3%, due August, 2000.	**108,934**	101,995
Toronto Dominion Bank		
Special Revolving Line of Credit bearing interest at Bank prime lending rate plus 1.5%, due on demand. The Company is required to meet certain financial ratios and was in breach of the ratios at September 30, 2001.	**1,150,000**	1,150,000
Demand Loan bearing interest at Bank prime lending rate plus 1.5%, repayable in 32 monthly payments of $8,333 plus interest.	**166,667**	266,667
	1,425,601	1,518,662

The Toronto Dominion Bank loans are secured by a General Security Agreement and by the unlimited guarantee of wholly owned subsidiaries, Strategic Monitoring Services, Inc. and Tactical Technologies Inc.

9. CAPITAL STOCK

(a) Authorized: 25,000,000 common shares without par value.
(b) Issued common shares are as follows:

	2001 Number of shares	2001 $ Amount	2000 Number of shares	2000 $ Amount
Balance, beginning of year	**7,180,441**	**11,069,991**	7,180,441	11,069,991
Less: Treasury stock	**(11,070)**	**(30,443)**	(11,070)	(30,443)
	7,169,371	**11,039,548**	7,169,371	11,039,548

(c) Options:
There were no options issued, exercised or cancelled during the 2001 fiscal year. During the 2000 fiscal year, 763,150 options to employees and directors expired or were cancelled.

10. TRANSACTIONS WITH RELATED PARTIES

Management fees of $360,000 (2000 - $360,000), automobile of $7,200 (2000 - $7,400) and interest of $2,219 (2000 - $1,323) on short term financing were charged by companies controlled by individuals who are officers or directors of the Company.

As at September 30, 2001, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $111,773 (2000 - $62,354). A contract for management services provides for a termination payment of up to $840,000 if the contract is terminated by the Company upon certain defined events.

11. COMMITMENTS

The minimum annual rentals payable under the terms of operating leases for premises, office and other equipment are as follows:

2002	$308,758
2003	151,634
2004	20,778
2005	9,371
2006	6,257

12. FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities include accounts receivable, line of credit, accounts payable and accrued liabilities and loans payable. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to the short term to maturity. The fair value of the bank indebtedness and loans payable may be significantly impacted by the outcome of the contingency and uncertainity disclosed in Note 1. Due to the uncertainty as to the going concern of the Company, the fair value of the bank indebtedness and loans payable is not determinable.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks.

The Company does not have a significant exposure to any individual customer.

13. SUBSEQUENT EVENTS

(a) In 1999, the Company entered into an agreement to purchase all of the outstanding shares of Capstone Technologies Inc. The purchase consideration has been amended and provides for the issuance of 475,000 common shares at $0.20 each by the Company, subject to approval of the Canadian Venture Exchange. As of October 1, 2001 the Company completed the transaction subject to the required approval and issuance of the shares. The acquisition will be accounted for using the purchase method of accounting.

(b) The Company entered into an Arrangement Agreement and a convertible loan agreement with Bell Resources Corporation. Under the terms of the Agreement, Bell would acquire all outstanding shares of the Company on the basis of one Bell share for each 2.5 Strategic shares. As a condition of the transaction, Bell was committed to raise $1.5 million of which an additional $725,000 would be advanced to the Company for working capital purposes under a convertible loan agreement. The Arrangement Agreement was terminated on October 23, 2001 due to Bell's inability to meet the funding requirements under the Agreement.

(c) On October 24, 2001 the Company commenced a non-brokered private placement which may result in the issuance of up to 3,000,000 Units at $0.26 per unit. Each Unit will consist of one common share and one share purchase warrant entitling the holder to acquire a further common share at $0.26 per share for one year from the date of issuance of the Unit.

14. SEGMENTED INFORMATION

(a) Reportable segmentation

	Offender Electronic Monitoring		Law Enforcement and Protection		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000
	$	$	**$**	$	**$**	$
REVENUES						
Gross	**4,986,301**	5,624,122	**2,566,282**	2,339,025	**7,552,583**	7,963,147
Inter-segment	**1,699,739**	1,928,241			**1,699,739**	1,928,241
Net	**3,286,562**	3,695,881	**2,566,282**	2,339,025	**5,852,844**	6,034,906
Sundry income					**38,405**	18,819
					5,891,249	6,053,725
Segment income	**(479,180)**	(514,144)	**(39,703)**	(109,265)	**(518,883)**	(623,409)
GENERAL CORPORATE EXPENSES						
Interest expense					**(265,213)**	(196,065)
Loss on disposal of equipment					**(4,348)**	(32,108)
Income taxes					**(167)**	(3,478)
NET LOSS					**(788,611)**	(855,060)
Identifiable assets	**4,712,437**	4,722,306	**236,370**	388,118	**4,948,807**	5,110,424
General corporate assets					**117,213**	81,364
					5,066,020	5,191,788
Capital expenditures	**606,220**	946,990	**1,653**	5,300	**607,873**	943,546
General corporate expenditures					**-**	8,744
					607,873	952,290
Depreciation & amortization	**817,439**	873,540	**18,159**	27,798	**835,598**	901,338

The industry segments have been determined based on the products sold or rented to particular marketplaces, being Corrections (Offender Electronic Monitoring) and Law Enforcement.

(b) Geographic segmentation - Property and equipment

Canada	**183,603**	200,822
United States	**2,394,638**	2,603,483
Other	**127,745**	127,745
	2,705,986	2,932,050

(c) Geographic segmentation information is not provided for revenues as more than 90% are earned in the United States.

Strategic Technologies Inc.
Financial Highlights

Selected Financial Data
In thousands except per share amounts

	2001	2000	1999	1998	1997
Revenues	**$**	$	$	$	$
Rentals	**3,254**	3,572	4,209	4,163	4,401
Product sales and other	**2,637**	2,482	2,786	3,155	1,955
	5,891	6,054	6,995	7,318	6,356
Gross Profit	**3,400**	3,507	4,239	4,314	3,713
EBITDA	**312**	246	814	1,302	630
Earnings (Loss) Before Taxes	**(788)**	(852)	(98)	450	(239)
Net Income (Loss)	**(788)**	(855)	(78)	382	(215)
Net Income (Loss) Per Share	**($0.11)**	($0.12)	($0.01)	$0.05	($0.03)
Working Capital	**(1,599)**	(1,042)	(199)	447	(16)
Property and Equipment	**2,706**	2,932	2,919	2,369	2,430
Total Assets	**5,066**	5,192	5,658	5,156	4,530
Loans Payable	**1,426**	1,519	952	641	438
Shareholders' Equity	**1,224**	1,971	2,794	2,887	2,478
Book Value Per Share	**$0.17**	$0.28	$0.39	$0.40	$0.34

Directors and Officers

Doug H. Blakeway*
Director/President & Chief Executive Officer
STRATEGIC Technologies Inc.
STRATEGIC Monitoring Services, Inc.
Director/Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Ian M. Brown
Director, Secretary and Chief Financial Officer
STRATEGIC Technologies Inc.

Kenneth R. Tolmie*
Director
STRATEGIC Technologies Inc.

Bernhard J. Zinkhofer*
Director
STRATEGIC Technologies Inc.
TACTICAL Technologies Inc.

*Denotes member of the Audit Committee

Richard B. Snyder
President
TACTICAL Technologies Inc.

Danny R. Despot
Vice President, Sales
STRATEGIC Monitoring Services, Inc.

Steve L. Rosset
Vice President, Technical Operations
STRATEGIC Technologies Inc.

Lynn J. Blakeway
Vice President, Service Operations
STRATEGIC Technologies Inc.

Corporate Information

STRATEGIC Technologies Inc.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia V3S 7X1

100% OWNED SUBSIDIARIES
STRATEGIC Monitoring Services, Inc.
TACTICAL Technologies Inc.

LEGAL COUNSEL & RECORDS OFFICE
Lang Michener Lawrence & Shaw
1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Attention: Mr. B. Zinkhofer

CORPORATE AUDITORS
Deloitte & Touche LLP
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P4
Attention: Mr. Thomas Kay, BA, CA

ANNUAL MEETING
January 21, 2002 at 10:00 am at
1500 - 1055 West Georgia, Vancouver
Shareholders unable to attend are requested to return the completed form of proxy to Computer Share Investor Services Inc.

BANKERS
The Toronto Dominion Bank
10435 King George VI Hwy
Surrey, British Columbia V3T 4X1

Banner Bank
435 Martin Street
Blaine, Washington 98231

REGISTRAR & TRANSFERS AGENT
Computer Share Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, British Columbia V6E 3X1

STOCK EXCHANGE LISTING
Canadian Venture Exchange
Symbol - STI
In the USA, Sec. 12g
exemption file #82-1548

Share Capital:
The authorized capital is 25,000,000 common shares without par value of which 7,180,441 shares are currently (November 19, 2001) issued and outstanding. The Company will issue 475,000 shares to acquire Capstone Technologies Inc. (Note 13(a)).

STRATEGIC TECHNOLOGIES INC.
Bldg. A, Unit 102 17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone No.: (604) 576-8658
Fax No.: (604) 576-0436

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **STRATEGIC TECHNOLOGIES INC.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on January 21, 2002 at 10:00 a.m., local time, for the following purposes:

A. Annual General Meeting Matters

1. To receive the report of the directors of the Company.
2. To receive and consider the consolidated financial statements of the Company for its fiscal period ended September 30, 2001 and the report of the auditors thereon.
3. To fix the number of directors. Management proposes to fix the number at four.
4. To elect directors of the Company to hold office for the ensuing year.
5. To appoint auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration.

B. Extraordinary General Meeting Matters

1. To consider and, if thought advisable, approve an ordinary resolution adopting a share incentive plan in compliance with the policies of the Canadian Venture Exchange.

C. General Matters

1. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the consolidated financial statements for the year ended September 30, 2001, and the auditor's report thereon accompany this notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, December 10, 2001.

BY ORDER OF THE BOARD

"D.H. Blakeway"

Douglas H. Blakeway
President and Chief Executive Officer

STRATEGIC TECHNOLOGIES INC.
Building A, Unit 102
17802 – 66th Avenue
Surrey, British Columbia V3S 7X1
Telephone No.: (604) 576-8658
Fax No.: (604) 576-0436

INFORMATION CIRCULAR
(as at December 10, 2001)

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on January 21, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the meeting was published in the Vancouver Sun newspaper on November 26, 2001 and filed with the Canadian Venture Exchange ("CDNX") and the British Columbia, Alberta and Ontario Securities Commission.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, proxies may also be solicited personally, by telephone or by facsimile, at a nominal cost. In accordance with National Policy No. 41 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares in the capital of the Company held as at record by such persons, and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The cost of any such solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President of the Company and the Secretary of the Company. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the persons designated by management in the accompanying form of proxy, and may do so either by printing the name of such nominee in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid for the meeting or any adjournment unless it is completed by the shareholder or by the shareholder's attorney authorized in writing and delivered to the office of Computershare Trust Company of Canada ("Computershare") by fax (604) 683-3694 or by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays and holidays) before the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by an instrument in writing:

(a) providing written notice of revocation to Computershare or to the registered office of the Company at, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day preceding the date of the Meeting or if the Meeting is adjourned, that precedes any reconvening thereof, or

(b) advising the Chairman of the Meeting that you are voting in person at the Meeting, or

(c) any other manner provided by law.

Registered and Unregistered Shareholders

Registered shareholders may vote the shares they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Unregistered shareholders, being persons whose holdings of shares of the Company are registered in the name of a stockbroker or financial intermediary, must follow special procedures if they wish to vote at the Meeting. To vote in person at the Meeting, an unregistered shareholder must insert his or her name in the space provided for in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. In such case, the unregistered shareholder attends as a proxyholder for their own shareholdings and is subject to the same limitations as any other proxyholder in voting shares (see "Exercise of Discretion"). If the unregistered shareholder does not plan to attend the meeting, the unregistered shareholder can vote by proxy, by following the instructions included on the proxy and provided to the unregistered shareholder by the relevant financial intermediary. In either case, the proxy must be delivered in the manner provided for in this Information Circular or as instructed by the shareholder's financial intermediary. **An unregistered shareholder who does not follow the instructions for delivery of the relevant form of proxy and who attends the Meeting will not be entitled to vote at the Meeting.**

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

(a) each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

Voting of Proxies and Principal Shareholders

As at the date of this Information Circular, 7,180,441 shares without nominal or par value are issued and outstanding. Each share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the shares.

The board of directors of the Company has fixed December 14, 2001, as the record date for determination of persons entitled to receive notice of the Meeting (the "Record Date"). A shareholder of record as of the Record Date is entitled to vote the shareholder's shares except to the extent that the shareholder has transferred the ownership of any of the shareholder's shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns the shares, and demands, not later than 10 days before the meeting, that the transferee's name be included in the shareholder list before the meeting, in which case the transferee is entitled to vote the shares at the meeting.

The Company has issued convertible notes in the amount of $800,000 to Bell Resources Corporation. Based on the conversion price of $0.26, the notes are convertible into 3,076,923 common shares of the Company. In addition, the holder may convert interest payable at prime bank lending rate plus 2%, into common shares at a price to be determined based on the application of CDNX policies.

To the knowledge of the directors and senior officers of the Company, the only persons who, as at December 14, 2001, beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are as follows:

Name and Place of Residence of Registered Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
The Canadian Depository for Securities Limited 85 Richmond Street West Toronto, Ontario M5H 2C9	4,515,344 [(1)]	62.9%
Cede & Co. Box 20, Bowling Green Station New York, New York U.S.A. 10274	833,464 [(1)]	11.6%
D.H. Blakeway 1233 – 231st Street Langley, BC V2Z 2X1	755,223 [(1)]	10.5%

(1) Management of the Company is unaware of the beneficial ownership of these shares although certain of these figures may include shares of management held by brokerage houses.

The above information was supplied by Computershare, the Company's registrar and transfer agent.

DIRECTORS

Number of Directors

The size of the board of directors is currently determined at four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors be fixed at four.

Election of Directors

The term of office of each of the present directors will expire at the conclusion of the Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

The following sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position & Country of Residence[1]	Period as a Director of the Company	No. of Shares Held[1]
Douglas H. Blakeway President, Chief Executive Officer and Director Canada	Since May 4, 1984	755,223
Kenneth R. Tolmie Director Canada	Since April 15, 1987	74,857
Ian M. Brown Vice-President Finance, Chief Financial Officer, Secretary and Director Canada	Since February 10, 1998	37,000
Bernhard J. Zinkhofer Director Canada	Since April 15, 1993	72,780

(1) The number of shares owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare and by the respective nominees.

The Company does not have an Executive Committee of its directors. The Directors who are members of the Audit Committee for the Company are Douglas H. Blakeway, Kenneth R.Tolmie and Bernhard J. Zinkhofer.

As of December 14, 2001 the total beneficial security holdings of the current directors are 939,860 shares.

Directors and Officers currently hold 1,008,906 shares which represent approximately 14.1% of the current outstanding shares.

Douglas H. Blakeway – President, Chief Executive Officer and Director

Mr. Blakeway has been the President and C.E.O. of the Company since it was founded in 1985. Mr. Blakeway has extensive business experience in the security and telecommunications industries. He has patented commercial inventions and funded various research projects into commercial applications of technology including the use of infrared light.

Kenneth R. Tolmie – Director

Mr. Tolmie is Vice-President, Finance of International P.E.T. Diagnostics Inc., a private company providing clinical Positron Emission Tomography scans. He is also President, Chief Financial Officer and a Director of various companies in The Beacon Group of Companies, a Vancouver based company providing fund management and administrative services to limited partnerships funding projects in the computer software and film industries. He has been an associate of Mr. Blakeway and a director of the Company since 1987. Mr. Tolmie holds an MBA from the University of Western Ontario.

Ian M. Brown – Secretary, Vice-President, Finance, Chief Financial Officer and Director

Mr. Brown is a Chartered Accountant and a former partner of a national accounting firm. In February 1997, he joined the Company and is now a director and holds the offices of Secretary, Vice-President, Finance and Chief Financial Officer of the Company.

Bernhard J. Zinkhofer – Director

Mr. Zinkhofer is a partner with the law firm of Lang Michener , Barristers & Solicitors, Lang Michener has been general counsel to the Company since it was founded. Mr. Zinkhofer joined the board of directors of the Company in 1993.

APPOINTMENT OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Deloitte & Touche LLP, as auditor of the Company and to authorize the directors to fix their remuneration. Deloitte & Touche LLP have been auditors of the Company since February, 1996.

STATEMENT OF EXECUTIVE COMPENSATION

During the Company's financial year ended September 30, 2001, the aggregate direct remuneration paid or payable to the Company's directors and senior officers by the Company and its subsidiaries, all of whose financial statements are consolidated with those of the Company, was $700,607. The aggregate direct remuneration paid or payable to the Company's directors and senior officers by the Company and its subsidiaries, all of whose financial statements are not consolidated with those of the Company, was nil.

Douglas H. Blakeway, the Company's President and Chief Executive Officer, Ian M. Brown, its Vice-President, Finance, Chief Financial Officer and Secretary, and Richard Snyder, the President of Tactical Technologies, Inc., a wholly owned subsidiary of the Company, are each a "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation of the Named Executive Officers for the Company's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#) [(1)]	Restricted Shares or Restricted Share Units ($)	Long-term Incentive Plan Payouts ($)	
Douglas H. Blakeway, President, Chief Executive Officer and Director	2001	180,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	180,000	Nil	Nil	Nil	Nil	Nil	Nil
	1999	160,000	Nil	Nil	75,000	Nil	Nil	Nil
Ian M. Brown Vice-President, Finance, Chief Financial Officer, Secretary and Director	2001	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	1999	117,500	Nil	Nil	Nil	Nil	Nil	Nil
Richard Snyder President, Tactical Technologies Inc.	2001	125,620	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,511	Nil	Nil	Nil	Nil	Nil	Nil
	1999	124,066	9,006	Nil	Nil	Nil	Nil	Nil

(1) All options have expired or been canceled.

No long-term incentive plan awards were made to the Named Executive Officers for the Company's more recently completed financial year or at any time.

Options

No share options were granted to the Named Executive Officers during the financial year ended September 30, 2001.

No share options and share appreciation rights were exercised by the Named Executive Officers during the financial year ended September 30, 2001.

No options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2001.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts currently in place between the Company and the Named Executive Officers.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company and its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments of for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date hereof, except Mr. Zinkhofer's law firm invoiced legal fees of $64,009 during the fiscal year ended September 30, 2001

Indebtedness of Directors, Executive Officers and Senior Officers

No director, proposed director or senior officer, nor any of their respective associates or affiliates, is or has been, at any time since the date of incorporation of the Company, indebted to the Company.

Interest of Insiders in Material Transactions

To the knowledge of management of the Company, no insider or nominee for election as a Director of the Company had any interest in any material transaction during the year ended September 30, 2001, or has any interest in any material transaction in the current year, except that during the fiscal year ended September 30, 2001, Lang Michener, Lawrence, a law firm in which Bernhard J. Zinkhofer is a partner, invoiced the Company $64,009 (2000, $21,787) in legal fees.

Conflicts of Interest

There are no potential conflicts of interest of any of the directors and officers of the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the *Company Act* (British Columbia).

Interest of Certain Persons in Matters to be Acted Upon

To the knowledge of management of the Company, no insider or nominee for election as a director of the Company had any interest in any material transaction during the year ended September 30, 2001, or has any interest in any material transaction in the current year except as disclosed herein.

Management Contracts

Management services for the Company are not, to a substantial degree, performed by persons other than the senior officers and directors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Incentive Plan

In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, the Company wishes to adopt a Share Incentive Plan (the "Plan"). Under the Plan, a total of 1,436,088 shares of the Company will be reserved for share incentive options to be granted at the discretion of the Company's board of directors to eligible optionees (the "Optionees"). At the date of this Information Circular there are no share incentive options are outstanding.

The Company's board of directors have recommended that the number of shares reserved for issuance as share incentive options under the Plan be equal to 20% of the Company's issued and outstanding shares. 20% of the Company's issued and outstanding shares at the date hereof is 1,436,088.

The number of shares reserved for issuance under the Plan requires shareholder and CDNX approval. Shareholders will be asked to approve a resolution that 1,436,088 shares be reserved for issuance to future Optionees under the Plan.

Material Terms of the Plan

Eligible Optionees

Under the policies of CDNX, to be eligible for the issuance of a stock option under the Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide CDNX with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of CDNX.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a) all options granted under the Plan are non-assignable and non-transferrable and for a period of up to 5 years;

(b) for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c) if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optinee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d) the minimum exercise price of an option granted under the Plan must not be less than the closing price for the Company's common shares as traded on the CDNX on the last trading day before the date that the option is granted less allowable discounts as permitted by CDNX of up to 25%; and

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of The Company in a one year period.

The Company will obtain "disinterested" shareholders' approval (described below) if:

(a) the number of options granted to Insiders of the Company exceeds 10% of the Company's outstanding listed shares; or

(b) the aggregate number of options granted to Insiders of the Company within a one year period exceeds 10% of the Company's outstanding listed shares; or

(c) the number of options granted to any one Insider and such Insider's associates within a one year period exceeds 5% of the Company's outstanding listed shares; or

(d) the Company is decreasing the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

If options are granted by the Company under the Plan which trigger the requirement for disinterested shareholder approval ("DSA Options"), the DSA Options will be presented to shareholders of the Company for approval at the Company's annual general meeting to be held in 2003. No DSA Options can be exercised by the Optionee until disinterested shareholder approval has been obtained.

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of the Company (generally officers and directors) to whom the DSA Options have been granted under the Plan and Associates of those Insiders.

Recommendation

The Company is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. A full copy of the Plan will be available for inspection at the Meeting. Directors shall also have the authority to amend the Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the Plan the Company will grant options on a case by case basis with each option made subject to specific regulatory approval.

OTHER MATTERS

Management is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular have been approved by the board of directors of the Company.

DATED: December 17, 2001.

ON BEHALF OF THE BOARD

"D.H. Blakeway"

Douglas H. Blakeway
President, Chief Executive Officer
and Director

STRATEGIC TECHNOLGIES INC.
Building A, Unit 102
17802 - 66th Avenue
Surrey, British Columbia, V3S 7X1
Telephone No.: (604) 576-8658
Fax No.: (604) 576-0436

P R O X Y

This proxy is solicited by the management of Strategic Technologies Inc. (the "Company") for the Annual and Extraordinary General Meeting of its shareholders (the "Meeting") to be held on January 21, 2002.

The undersigned hereby appoints **Douglas H. Blakeway**, President and Chief Executive Officer of the Company, or failing him, **Ian M. Brown**, the Secretary of the Company, or instead of either of the foregoing, (insert name) ________________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1500 -1055 West Georgia Street, Vancouver, British Columbia, on January 21, 2002 at 10:00 a.m., and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Fixing the Number of Directors**

   Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at four.

2. **Election of Directors**

   The nominees proposed by management of the Company are:

   DOUGLAS H. BLAKEWAY FOR ☐ WITHHOLD ☐
   KENNETH R. TOLMIE FOR ☐ WITHHOLD ☐
   IAN M. BROWN FOR ☐ WITHHOLD ☐
   BERNHARD J. ZINKHOFER FOR ☐ WITHHOLD ☐

3. **Auditor**

   Vote For ☐ Against ☐ the resolution to appoint Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the board of directors.

4. **Share Incentive Plan**

   Vote For ☐ Against ☐ the ordinary resolution adopting a share option plan in compliance with the policies of the Canadian Venture Exchange.

5. To consider any permitted amendment to, or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

[ ]

[ ]

(Please advise the Company of any change of address)

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ________________________, 2002.

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604-683-3694), by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Extraordinary General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.**

Discretion Conferred

The undersigned hereby grants or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

SUPPLEMENTAL MAILING LIST

RETURN CARD

TO: STRATEGIC TECHNOLOGIES INC.

The undersigned certifies that the undersigned is the owner of securities of Strategic Technologies Inc. (the "Company") and requests that the undersigned be placed on the Company's Supplemental Mailing List in order to receive the Company's interim financial statements.

DATED: ______________________, 20___

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Signature

____
Name – Please Print

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Address

____

____
Postal Code

____
Name and title of person signing if different from name above

In accordance with National Policy Statement No. 41 "Shareholder Communication", both registered shareholders and non-registered (beneficial) shareholders may request annually that their names be added to an company's supplemental mailing list in order to receive certain interim financial statements. If you wish to receive such statements, please complete and return this form to the Company's registrar and transfer agent:

Computershare Trust Company of Canada
510 Burrard Street, 4th Floor
Vancouver, British Columbia
V6C 3B9